

September 2, 2009

By U.S. mail and facsimile to (55) 51 3323-2227

Mr. Osvaldo Burgos Schirmer, Chief Financial Officer
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul
Brazil CEP 90220-005

> **RE:** **Gerdau S.A.**
> **Form 20-F/A for the fiscal year ended December 31, 2008**
> **Filed July 21, 2009**
>
> **Forms 6-K filed May 13, 2009 and August 6, 2009**
> **File No. 1-14878**

Dear Mr. Schirmer:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A for the year ended December 31, 2008

General

1. Please revise your filing to disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that

effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

2. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear

in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Mine Operating License, page 35

3. Please revise your filing to disclose the following information for each of your material mineral properties:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Mining Rights, page 40

4. We note you disclose reserves of 1.8 billion tones in your filing in regard to your Miguel Burnier, Várzea do Lopes, Dom Bosco, and Gongo Soco mines. In addition to these mines, please define your Columbian coking coal reserves and expand your disclosures within the filing to fully define all your proven and probable reserves. This would include the quantity (tonnage) and quality (grade) of your reserves. Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and a statement to this effect included with your filing. Absent this condition, proven and probable reserves should be segregated. As footnotes or as part of your reserve tables, please revise your filing to disclose the following:

- Your reserve incorporates losses for mine dilution and mining recovery

- Your metallurgical recovery factor for each of your mines.

- All prices and currency conversion factors used to estimate your reserves.

- Your percent ownership of each mine and clarify whether quantities disclosed are for the entire mine/deposit or just your share.

Item 5. Operating and Financial Review and Prospects, page 44

B. Liquidity and Capital Resources, page 58

Cash Flow, page 58

5. We note that inventory as a percentage of cost of sales has increased to 34% in 2008 from 26% in 2007, and that the inventory provision for 2008 was R$289.9 million, compared to the 2007 provision of only R$10.9 million, as disclosed on page F-51. Given that the 2008 provision accounts for 6% of 2008 net income, please revise your filing to discuss the increase in the inventory provision. See Section 501.05 of the FRC. Also, activity in the allowance for inventory obsolescence should be disclosed pursuant to Article 12-09 of Regulation S-X.

Description of Restrictive Covenants, page 62

6. You state herein that you obtained approval from creditor financial institutions for a temporary reset of certain covenants in credit agreements. Please revise your filing to disclose why a temporary reset was sought, and the actual amount achieved as of the most recent practicable date. Please discuss what the implications are of being in default with these covenants, since we note that such default may trigger cross-default provisions on other instruments.

F. Disclosure of Contractual Obligations, page 69

7. We note your discussion of the use of interest rate swaps to partially hedge future interest payments related to long-term debt throughout your filing. To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please revise your filing to disclose estimates of the amounts you will be obligated to pay within the table of contractual obligations. Refer to Item 5.F of the General Instructions to Form 20-F.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

8. We note that PwC's opinion date on the December 31, 2006 financial statements has been updated since this report opines on IFRS financial statements. In this opinion, PwC states that it did not audit two entities, the Gallatin joint venture and the Aços Villares S.A. subsidiary, whereby "Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Gallatin Steel Company and Aços Villares S.A**.,** is based solely on the reports of the other auditors." However, we note that those audit reports, which are included as

Exhibits to the Form 20-F/A, included opinions on financial statements prepared under US GAAP and Brazilian GAAP, not IFRS. Please have your auditors revise their opinion in an amended Form 20-F/A to clearly state whether any registered accounting firm audited the IFRS conversion of the two entities. If no firm has audited these entities, please tell us how PwC determined that issuing an unqualified opinion was appropriate.

Note 4 – Transition to IFRS, page F-37

4.2 – Reconciliation between IFRS and BR GAAP, page F-38

9. You disclose on page F-40 that as a result of the impairment analysis performed as of the transition date you have recognized goodwill impairment under IFRS with respect to your subsidiary Margusa. We assume if the impairment analysis was performed as of the transition date, which you disclose on page F-37 as January 1, 2006, the goodwill impairment would have been recorded on that date. Please clarify. Also, please tell us the amount related thereto and clarify how you were able to attribute the impairment to the Margusa subsidiary if your cash generating units in the goodwill impairment analysis conducted under IFRS were your five operating segments. We also note the disclosure on page F-97 that there was a goodwill impairment under US GAAP for Margusa. In the paragraph immediately preceding this disclosure, it appears the relevant testing date would be December 31, 2007. However, this item is included under the heading on page F-96 for differences between US GAAP and BR GAAP for the fiscal 2006 year. Please tell us at what date(s) an impairment for Margusa would have been recorded, the amount(s) related thereto, and what your reporting units are under US GAAP.

Note 17 – Financial Instruments, page F-63

10. Please revise your filing to disclose here or in Item 5 the amounts of derivative gains (losses) recognized in each period for each category of derivative instruments, i.e., interest rate; commodities; foreign exchange; etc. If none of these amounts were material to your operating results or liquidity then please disclose that fact. Further, please disclose whether a material change in any market index would reasonably be expected to cause material losses in your existing derivative positions. This information is needed for investors to better understand the materiality of this activity to your operating results and the materiality of your loss exposure regarding these financial instruments, and it is unclear whether material gains are being offset against material losses.

Form 6-K dated May 13, 2009

11. We note Acominas is no longer a reportable segment, but has been aggregated in the results for the Brazil segment. Please explain to us why Acominas is no longer a reportable segment, since we note from the Form 20-F that its revenues, net income and identifiable assets all comprise more than 10% of those consolidated amounts for each of the last three years. Refer to paragraph 13 of IFRS 8. Tell us how the aggregation criteria in paragraph 12 of IFRS has been met for aggregating Acominas with Brazil.

Form 6-K dated August 6, 2009

12. We note the R$1.08 billion impairment of fixed and intangible assets and goodwill in the second quarter ended June 30, 2009. However, the disclosure herein, nor in the press release located on your website dated the same day, does not address the causes and implications of such impairment. Therefore, please revise future filings to describe the key assumptions used in your valuation methodologies, as well as to provide sensitivities thereof. Refer to Section 501.14 of the FRC, which states that you should address material implications of uncertainties associated with the methods, assumptions and estimates underlying this critical accounting measurement. At a minimum, include in your response the following:

- Disclose the amount of impairment for each category of asset. For the goodwill impairment, disclose the amount(s) by reportable segment, if applicable.

- The specific assumptions/estimates that changed between your annual 2008 impairment tests and the interim June 2009 test and how those changes impacted the impairment calculation.

- The specific business, competitive and economic factors that caused the change in assumptions. For example, discuss whether: there was a loss of significant customers; business was concentrated in a geographic region that was hit harder than other regions; or new competitors emerged in the marketplace.

- Quantify the extent to which actual 2008 results differed from the June 2009 cash flow forecast.

- Disclose the June 2009 assumption of how long you expect the negative operating results will continue, i.e., 1 year, 3 years, etc.

- Disclose whether the affected business(es) is(are) currently generating negative cash flows. If so, discuss how long you assumed in the June 2009 test it would continue.

- Discuss any change in the discount rate and the reason(s) therefor.

- Specifically discuss the accuracy of management's past estimates. Please also provide this disclosure in your letter.

Given that this charge had a 144% impact on the quarter net loss, the foregoing disclosures are material information for your readers.

13. There is a concern that investors were surprised by the announcement of the June 30, 2009 impairment charges. On page 51 of the Form 20-F/A filed July 21, 2009, you state that you "do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment losses. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material." Your announcement of an impairment charge was made just 15 days later. Therefore, investors may not understand how management could reasonably conclude on July 21 that there was no "reasonable likelihood" of a material change given that a material change occurred in the two weeks that followed. As such, please either revise the Form 20-F/A to clarify the language therein, or explain to us how you determined that there was no reasonable likelihood at July 21. If you determined there was no reasonably likelihood at July 21, then please explain to us the series of events that occurred in the two weeks leading up to the impairment, tell us when the change in estimates became "reasonably likely" and when the change in estimates actually occurred.

14. We note the last three paragraphs of your critical accounting policy disclosure for the impairment test of assets with indefinite useful life on page 52 of the Form 20-F/A. Please revise your filing to quantify these estimates, as absent this disclosure, investors have no basis to assess their reasonableness or accuracy. We note the critical accounting policy disclosure merely reiterates the goodwill footnote on page F-58. Please be advised the critical accounting disclosure should also advise an investor of the financial statement impact if actual results differ from the estimate made by management. Such requirements are not met unless investors are informed about what the estimates are and whether they have been accurate in the past.

*   *   *   *

Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 or, in his absence, Jay Ingram at (202) 551-3397, with any other questions

Sincerely,

Terence O'Brien
Branch Chief